June 23, 2020

United States Securities and Exchange Commission
Division of Corporate Finance
100 F Street, NE
Washington, DC 20549

Attention: Mr. Charles Eastman
Re: HELEN OF TROY LTD
Form 10-K for the fiscal year ended February 29, 2020
Filed April 29, 2020
File No. 001-14669

Dear Mr. Eastman,
On behalf of our client, Helen of Troy Limited (the “Company”), we submit this letter in response to a written comment of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in your letter dated June 11, 2020 related to the above-referenced Form 10-K (the “Form 10-K”). To facilitate your review, we have repeated your comment in italics with our response set forth below.
Form 10-K for the fiscal year ended February 29, 2020
Notes to Consolidated Financial Statements
Note 3 - Revenue Recognition, page 76

1.
Please revise to clarify whether each of your non-customized consumer products represent a promised good that is a distinct performance obligation. Additionally, we note that you recognize revenue from contracts with customers at a single point in time. In this regard, please specify when you typically satisfy your performance obligations and your customer obtains control (e.g. upon shipment, upon delivery, etc.). Please also include the significant payment terms such as when payment is typically due. Refer to ASC 606-10-50-12.

Response:
In response to the Staff’s comment, the Company will expand its Revenue Recognition disclosure in future annual reports as noted below [changes to the previous disclosure are emphasized in bold]. In addition, the Company will include the expanded disclosure in the Form 10-Q for the quarter ended May 31, 2020.

Note 3 - Revenue Recognition
We adopted the provisions of ASU 2014-09 in the first quarter of fiscal 2019, and we elected to adopt the standard using the retrospective method. The core principle of the guidance is that a company should recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services.
Our revenue is primarily generated from the sale of non-customized consumer products to customers. These products are promised goods that are distinct performance obligations. Revenue is recognized when control of, and title to, the product sold transfers to the customer in accordance with applicable shipping terms, which can occur on the date of shipment or the date of receipt by the customer, depending on the customer and the agreed-upon shipping terms. Payment terms from the sale of our products are typically due to us between thirty to ninety days after the date of sale. Therefore, the timing and amount of revenue recognized was not materially impacted by the new guidance. We have thus concluded that the adoption of the guidance did not have a material impact on our consolidated financial statements. The provisions of the new guidance did however impact the classification of certain consideration paid to our customers. We therefore have reclassified an immaterial amount of such payments from SG&A to a reduction of net sales revenue for all periods presented. Also, in accordance with the guidance, we reclassified an immaterial amount of estimated sales returns from a reduction of receivables to accrued expenses and other current liabilities for all periods presented.  We elected to adopt the guidance using the full retrospective method.
We measure revenue as the amount of consideration for which we expect to be entitled, in exchange for transferring goods.  Certain customers may receive cash incentives such as customer discounts (including volume or trade discounts), advertising discounts and other customer-related programs which are accounted for as variable consideration.  In some cases, we apply judgment, such as contractual rates and historical payment trends, when estimating variable consideration.  In accordance with the guidance, most variable consideration is classified as a reduction to net sales.
Sales taxes and other similar taxes are excluded from revenue.  We elected to account for shipping and handling activities as a fulfillment cost as permitted by the guidance.  We do not have unsatisfied performance obligations since our performance obligations are satisfied at a single point in time.
Should you have any additional questions or comments, please do not hesitate to contact Brian Grass, CFO of Helen of Troy Limited, directly at (915) 225-3937 or by email at bgrass@helenoftroy.com.
Very truly yours,
/s/ Crews Lott

Crews Lott
Baker & McKenzie LLP